UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 333-132056

CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2011
☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Huiheng Medical, Inc.
Full Name of Registrant

Former Name if Applicable
Gaoxin 7 Street South, Keyuannan Road, Nanshan District
Address of Principal Executive Office (Street and Number)
Shenzhen Guangdong, P.R. China 51805
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Huiheng Medical, Inc. (the “Registrant”) was unable to file its Annual Report on Form 10-K for the period ended December 31, 2011, within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to obtain and analyze the information necessary to complete the preparation of the Form 10-K.

SEC 1344 (04-09)

(Attach extra Sheets if Needed)
PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Richard Shen	86	75525331366
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).                 Yes ☒                 No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☒ No ☐
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Huiheng Medical, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2012	By:	/s/ Richard Shen
Richard Shen, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Response to Part IV- Other Information, Item (3)

For the year ended December 31, 2011, the Registrant anticipates generating net income of approximately $4,400,000.  During the year ended December 31, 2011, after a review of the Registrant’s historical collections on its accounts receivable and discussions with the Staff of the SEC, the Registrant decided to adopt the cost recovery method of revenue recognition for its equipment sales.  Under the cost recovery method of revenue recognition, no profit is recognized until cash payments from our customers exceed our cost of the equipment sold.